SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULE 13d-1(a) AND AMENDMENTS FILED PURSUANT TO
                                  RULE 13d-2(a)


                                WORLD GAMING PLC
 ------------------------------------------------------------------------------
                                (Name of issuer)


                  ORDINARY SHARES, PAR VALUE (POUND) .002 EACH
 ------------------------------------------------------------------------------
                         (Title of class of securities)


                                   98147M109*
 ------------------------------------------------------------------------------
                                 (CUSIP number)


                                 SPORTINGBET PLC
                           6TH FLOOR TRANSWORLD HOUSE
                                82-100 CITY ROAD
                                     LONDON
                                     EC1 2BJ
                          TELEPHONE: (44) 020-7251-7260
                  ATTENTION: NIGEL PAYNE, GROUP CHIEF EXECUTIVE
 ------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  APRIL 4, 2003
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         *The CUSIP number provided is assigned to the American Depositary Shares representing the ordinary shares of the Issuer. The ordinary shares of the Issuer do not have a CUSIP number. The positions reported herein are held both in ordinary share form and in American Depositary Share form.

                         (Continued on following pages)

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 68400Y108                                            PAGE 2 OF 6 PAGES

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              SPORTINGBET PLC
  ----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                      (b)  [X]
  ----------------------------------------------------------------------------
   3     SEC USE ONLY

  ----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              OO
  ----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
  ----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES    7    SOLE VOTING POWER                         0
            NUMBER OF         ------------------------------------------------
              SHARES          8    SHARED VOTING POWER              19,006,204
           BENEFICIALLY       ------------------------------------------------
             OWNED BY         9    SOLE DISPOSITIVE POWER                    0
               EACH           ------------------------------------------------
            REPORTING         10   SHARED DISPOSITIVE POWER         19,006,204
           PERSON WITH
  ----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,006,204
  ----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
  ----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.67%
  ----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

              CO
  ----------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the ordinary shares, par value (pound) .002 each (some of which shares are represented by American Depositary Shares in the form of American Depository Receipts), of World Gaming plc, a public limited company organized under the laws of England and Wales (the "Issuer").

         The principal executive offices of the Issuer are located at Station House, Station Road, Barnes Common, London, SW13 OHT, England.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Sportingbet Plc, a public limited company organized under the laws of England and Wales (the "Reporting Person").

         (b) The address of the Reporting Person is 6th Floor Transworld House, 82-100 City Road, London, EC1 2BJ.

         (c) The Reporting Person is a corporation whose principal business is to operate an online casino and sportsbook.

         (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is organized under the laws of England and Wales.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Other than as described in the next paragraph, the Reporting Person is not aware of any plans or proposals which relate to would result in any of the actions provided in Item 4(a)-(j) of the form of Schedule 13D.

         On April 4, 2003, Goodison Park Limited, a British Virgin Islands corporation ("Goodison") and an affiliate of the Reporting Person, may be deemed to have acquired ordinary shares of the Issuer with the intention of causing a change in the Issuer's then current board of directors and management.

                                Page 3 of 6 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 ("Exchange Act"), the Reporting Person declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of such securities.

         The following persons, along with the Reporting Person, may be deemed a "group" as that term is used in Section 13(d)(3) of the Exchange Act: Goodison; and Cribbage Limited, a Gibralter corporation ("Cribbage"). Of the foregoing persons, the ordinary shares of the Issuer covered by this report (or American Depositary Shares representing such ordinary shares) are registered in the names of the foregoing as follows:

Cribbage Limited                 6,506,204(1)         American Depositary Shares
Goodison Park Limited           12,500,000(2)         Ordinary Shares
Sportingbet Plc                          0
                                ----------
         Total                  19,006,204(1)(2)

                  (1) For an aggregate purchase price of $1,036,927.67 (or an average rate of $0.16 per share), Cribbage acquired such shares pursuant to a Share Rights Purchase Agreement dated February 27, 2003, among Cribbage and the law firms of Milberg Weiss Bershad Hynes & Lerach LLP and Bernstein Litowitz Berger & Grossmann LLP, acting on behalf of the plaintiffs and settlement class in the action entitled In re Starnet Communications International, Inc. Securities Litigation, Case No. 99-681 (SLR), United States District Court for the District of Delaware. The source of funds to effect the foregoing purchase was the working capital of Cribbage. The address of Cribbage is Suite 1, International House, Bell Lane, P.O. Box 181, Gibraltar.

                  (2) Pursuant to a Stock Acquisition Agreement, between Goodison and the Issuer, dated April 4, 2003, Goodison purchased 5,000,000 ordinary shares directly from the Issuer for an aggregate purchase price of $600,000 (or $0.12 per share) and has loaned the Issuer an additional $900,000 in consideration for a two year, non-interest bearing unsecured convertible note of the Issuer. The unpaid principal on the note may be converted into, at any time, up to 7,500,000 ordinary shares (or a rate of $0.12 per share). The source of funds to effect the foregoing purchase and loan was the working capital of Goodison. The address of Goodison is Sea Meadow House, Blackburne Highway, P.O. Box 116, Town Road, Tortola, British Virgin Islands.

         Based on the above, the Reporting Person may be deemed to beneficially own 19,006,204 ordinary shares (or American Depositary Shares representing ordinary shares) of the Issuer. Such shares constitute 35.67% of the outstanding ordinary shares of the Issuer, based on a total of 53,281,417 ordinary shares outstanding as of June 26, 2003. Such 53,281,417 share amount was calculated based upon the 45,781,417 ordinary shares represented as outstanding by the Issuer as of such date, plus the 7,500,000 shares that Goodison may acquire upon the conversion of the convertible note as described above.

                                Page 4 of 6 Pages

         Each entity named in the above table has the sole power to vote and dispose of the shares set forth opposite its name (assuming, with respect to Goodison, conversion of the full $900,000 principal amount of the convertible note issued to Goodison) and the Reporting Person has the power to direct the voting and disposition of all such shares (assuming conversion of the full $900,000 principal amount of the convertible note issued to Goodison).

         (c) Except with respect to the acquisition of the shares of the Issuer described in (a) and (b) of this Item 5, the Reporting Person and other persons named in (a) and (b) above have not effected any transactions in the ordinary shares or American Depositary Shares representing ordinary shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above and in the next paragraph, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Cribbage and Goodison are each wholly-owned subsidiaries of the Reporting Person.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 30, 2003


                                        SPORTINGBET PLC


                                        By: /s/ M. R. Blandford
                                            -------------------
                                            Mark Blandford
                                            Executive Vice-Chairman


                                Page 5 of 6 Pages